                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

          [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]

                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561

                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                              B: DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)


                                      INDEX

                                                                                      Page

Report of Independent Accountants                                                       1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of                     2
                  December 31, 2001 and December 31, 2000

         Statements of Changes in Net Assets Available for Plan Benefits                3
                  for the years ended December 31, 2001 and December 31, 2000


         Notes to Financial Statements                                                  4

Supplemental Schedule *:

         Schedule 1 - Schedule of Assets                                               12
                  held for investment purposes as of
                  December 31, 2001.

* Other schedules outlined by section 2520.103-10 have been omitted, as they are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of

Dover Corporation Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at the end of the year as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

NEW YORK, NEW YORK
May 28, 2002

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


DECEMBER 31,                                2001                 2000
-------------------------------------------------------------------------
ASSETS

Investments at fair value:
  Dover Corporation Common Stock Fund      $183,863,958      $207,103,734
  Mutual Funds                              182,059,337       205,567,780
  Collective Funds                          110,679,466        80,043,314

Participant Loans                            20,741,201        21,672,886
Employee Contributions receivable             1,250,871                --
Employer Contributions receivable             8,946,455                --

                                           ------------      ------------
Total Assets                                507,541,288       514,387,714
                                           ------------      ------------


Net assets available
                                           ------------      ------------
        for benefits                       $507,541,288      $514,387,714
                                           ============      ============


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


DECEMBER 31,                                2001                    2000
-----------------------------------------------------------------------------
Investment Income:
   Interest                               $   1,959,084       $   1,216,211
   Dividends                                  3,827,552          24,911,730
   Net depreciation
        in fair value of investments        (49,254,470)        (59,860,954)
                                          -------------       -------------
                                            (43,467,834)        (33,733,013)
                                          -------------       -------------

Contributions:
   Employees                                 41,748,031          30,645,407
   Employers                                 19,595,259          15,789,580
                                          -------------       -------------
                                             61,343,290          46,434,987
                                          -------------       -------------

Plan Mergers                                 27,418,119          19,831,150
Rollovers                                     1,471,377           1,887,394
Distributions                               (53,611,378)        (41,013,795)

                                          -------------       -------------
Decrease in net assets
   available for plan benefits               (6,846,426)         (6,593,277)

Net assets available for benefits
   Beginning of period                      514,387,714         520,980,991
                                          -------------       -------------

                                          -------------       -------------
   End of period                          $ 507,541,288       $ 514,387,714
                                          =============       =============


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying statements prepared on the accrual basis of accounting, present the net assets available for benefits and changes in net assets available for benefits for the Dover Corporation Retirement Savings Plan (the "Plan").

       (b)    Management of Trust Funds

              American Express Trust Company (the "Trustee") has been granted authority by Dover Corporation's Pension Committee (the "Plan Administrator") to purchase and sell securities.

              The Trustee maintains investment funds as follows:

              - The Dover Corporation Pooled Stock Account (Stock Fund) is authorized to invest primarily in Dover Corporation common stock and contains a nominal balance in money market funds for liquidity purposes.

              - The Dover Income Fund (Income Fund) invests primarily in the American Express ("AXP") Income Fund II, which is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in money market securities. The Dover Income Fund accepts Guaranteed Income Contracts from plan mergers. When the contracts come due the value is invested into the American Express ("AXP") Income fund II.

              - The AXP Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds.

              - The AXP Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

              - The AXP New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

              - The Templeton Foreign Fund is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States.

              - The AIM Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies.

              - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderate risk profile. The collective funds are primarily invested in stock of U.S. and foreign companies, convertible securities, short-term money market instruments and stock index futures contracts.

              - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile. The collective funds are primarily invested in corporate bonds, and debt obligations issued by U.S. and foreign corporations and the U.S. government, common stock, and stock index futures contracts.

              - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile. The collective funds are primarily invested in bonds and debt obligations issued by U.S. and foreign corporations and the U.S. government.

              - The AET Equity Index I (Large Cap Blend) is authorized to invest primarily in common stocks, short-term money market instruments, and stock index futures contracts. The fund's goal is to achieve a rate of return as close as possible to the return on the S&P 500 Index by investing primarily in some or all of the securities upon which the index is based.

              - Davis New York Venture (Large Cap Value) is authorized to invest primarily in equities issued by companies with market capitalizations of at least $10 billion, though it may also hold securities of smaller companies.

              - Neuberger Berman Genesis Trust (Small Cap Value) is authorized to invest primarily in common stocks of companies with small market capitalization (up to $1.5 billion at time of purchase).

              - AET Emerging Growth II (Small Cap Growth) is authorized to invest primarily in equity securities of companies determined to have the potential for above average earnings growth, convertible securities, money market securities and stock index futures contracts.

              - Janus Worldwide (Global) is authorized to invest primarily in common stocks of foreign and domestic companies of issuers from at least five different countries, including the United States. The fund may at times invest in fewer than five countries or even a single country.

              The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

       (c)    Subsequent Additions to Investment Funds

              Effective March 1, 2002, the Plan added one new investment fund option to further diversify the types of funds in which Participants can elect to allocate their salary deferrals and employer contributions. This fund is as follows:

              - PIMCO Total Return Fund (Administrative Class) is an intermediate maturity bond portfolio, which seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management.

       (d)    Investments

              - Investments consisting of common shares in Dover Corporation are valued at the closing market price on the last business day of the Plan year based on quotations from National Securities Exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers,

              - Participant loans receivable are valued at cost, which approximates fair value.

              - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

              - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

       (e)    Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (f)    Risks and Uncertainties

              The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       (g)    Payment of Benefits

              Benefits are recorded when paid.

       (h)    Other

              The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(2)    The Plan

       The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

       The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover").

       Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. Generally, all employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the plan after attaining age 18 or age 21. Salary reduction contributions to the Plan are voluntary. Generally, a Participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

       The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $170,000 ($200,000 in 2002 and thereafter as adjusted for further statutory changes) the amount of compensation that may be taken into account under the Plan. Most participating Dover units ("Employers") made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. All employer-matching contributions are initially invested in the Dover Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions, except for certain participating units whose employees are immediately eligible, in which case Employer Matching Contributions may be subject to a one year of service vesting requirement.

       An Employer may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions are allocated in proportion to the compensation of Participants who are employed by that employer and are employees on the last day of the Plan year. A Participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A Participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a Plan termination.

       A Participant's vested account balance in the Plan is distributable following the Participant's retirement, death, or other termination of employment.

       At December 31, 2001 and 2000, the forfeited nonvested accounts that were unallocated to Participants totaled $280,862 and $222,597 respectively. These accounts will be used to reduce future employer contributions. Also, in 2001 and 2000 employer contributions were reduced by $186,000 and $86,000 from forfeited nonvested accounts.

       On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested Participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to terminated participants who have attained age 70-1/2.

       A Participant who has been active in the Plan for at least twelve months may request a loan from the Plan except that Participants who have made rollovers into the Plan may request a loan without meeting the 12 month requirement. A maximum of three loans per Participant may be outstanding at any one time. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years and a minimum of 1 year. The minimum a Participant may borrow is $1,000, and the maximum amount is determined by the balance in the Participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

       Vested Account Balance                                Allowable Loan
       ---------------------------------------------------------------------------------

       less than or equal to $100,000                up to 50% of Vested Account Balance
       more than $100,000                            $50,000

       Loans are available for the acquisition of a home, medical expenses, education expenses, or other purposes approved by the Plan Administrator. Current outstanding loans bear interest from 4.75% to 11.5%.

       Each Participant has the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each Participant has the right during any business day to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

       Each Participant has the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)    Investments

       The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                            December 31
                                                    ------------------------------
                                                       2001               2000
                                                    ------------------------------
Dover Corporation Common Stock Fund
4,555,541 and 4,701,568 shares respectively         $183,863,958      $207,103,734
Dover Income Fund *
  7,934,599 shares                                    83,788,435
AXP New Dimensions Fund
  3,021,603 and 3,046,257 shares respectively         74,299,493        88,437,372
AXP Stock Fund
  2,443,294 and 2,686,673 shares respectively         46,951,114        60,279,404
AIM Constellation Fund
   1,048,751 and 1,056,434 shares respectively        23,194,912        30,387,160
American Express Trust Income Fund II *
   2,981,271 shares                                                     61,526,800


* See item (1)(b) for description of the Dover Income Fund for additional information.



During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $49,254,470 as follows:


                        Dover Corporation Common Stock Fund                            $(16,520,161)
                        Mutual Funds                                                    (35,105,139)
                        Collective Funds                                                  2,370,830
                                                                                       ------------
                                                                                       ($49,254,470)
                                                                                       ============

(4)    Federal Income Taxes

       The Plan Administrator has received a tax qualification letter from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(5)    Plan Termination

       Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, Participants will become 100% vested in their accounts.

(6)    Plan Mergers

       All of the following mergers and those described under Note 7 "Subsequent Events" involve companies which are indirect wholly owned subsidiaries of Dover Corporation.

       On January 1, 2001 assets amounting to $15,799,173 were merged into the Plan from the Crenlo, Inc. Salaried Employees Profit Sharing and 401(k) Plan. Crenlo employees began participating in the Plan on September 1, 2000.

       On January 1, 2001 assets amounting to $388,752 were merged into the Plan from the Cook Manley Profit Sharing Plan. Cook Manley employees began participating in the Plan on January 1, 2001.

       On January 1, 2001 assets amounting to $2,041,765 were merged into the Plan from the TNI, Inc. Profit Sharing Plan. DT Magnetics, Inc. - Raleigh Division (formerly TNI, Inc.) employees began participating in the Plan on January 1, 2001.

       On January 1, 2001 assets amounting to $246,734 were merged into the Plan from the Provacon 401(k) Retirement Plan. Provacon employees began participating in the Plan on October 1, 2000.

       On January 1, 2001 assets amounting to $180,082 were merged into the Plan from the C&H Manufacturing, Inc. 401(k) Plan. C&H Manufacturing employees began participating in the Plan on January 1, 2001.

       On February 1, 2001 assets amounting to $3,800,331 were merged into the Plan from the Preco Turbine & Compressor Services, Inc. Profit Sharing Plan. Preco Turbine employees began participating in the Plan on January 1, 2001.

       On June 1, 2001 assets amounting to $863,227 were merged into the Plan from the Cinox Corporation 401(k) Plan. The Cinox facility is now part of Vectron International Norwalk, Inc. The Cinox Facility employees began participating in the Plan on December 1, 2000.

       On September 1, 2001 assets amounting to $1,743,315 were merged into the Plan from the GFS Manufacturing Company, Inc. 401(k) Plan. DT Magnetics, Inc. - New Hampshire Division (formerly GFS Manufacturing Company Inc.) employees began participating in the Plan on September 1, 2001.

       On October 1, 2001 assets amounting to $2,022,793 were merged into the Plan from the Hydromotion, Inc. 401(k) Pension Plan. Hydromotion, Inc. employees began participating in the Plan on October 1, 2001.

       On April 1, 2000 assets amounting to $598,068 were merged into the Plan from the Robohand, Inc. 401(k) New Comparability Profit Sharing Plan. Robohand, Inc. employees began participating in the Plan on July 1, 1998.

       On October 1, 2000 assets amounting to $1,121,716 were merged into the Plan from the Arcom Wireless, Inc. 401(k) Savings Plan. Arcom Wireless, Inc. employees began participating in the Plan on October 1, 2000.

       On October 1, 2000 assets amounting to $16,746,300 were merged into the Plan from the Quadrant 401(k) Employees Investment Retirement Trust, which is sponsored by Vectron International, Inc. Vectron International, Inc. employees began participating in the Plan on October 1, 2000.

       On December 1, 2000 assets amounting to $357,256 were merged into the Plan from the EOA Systems, Inc. 401(k) Retirement Plan. EOA Systems employees began participating in the Plan on July 1, 2000.

(7)    Subsequent Events

       Effective as of May 1, 2002, the assets of the plan that are invested in Dover stock will be transferred to a separate account, which constitutes an "Employee Stock Ownership Plan" (the "ESOP") under the Internal Revenue Code. The purpose of the transfer is to allow plan participants to elect to receive in cash any dividends received by the Plan with respect to the stock held in the ESOP account, which will then allow Dover Corporation to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such account, regardless of whether participants elect to receive the dividends in cash. Stock acquired under the plan after April 30, 2002, will be held in a separate account in the Plan that does not meet the ESOP requirements of the Internal Revenue Code. Assets held in this separate account will be transferred periodically to the ESOP account.

       On January 1, 2002 assets amounting to $2,208,821 were merged into the Plan from the Hydro-Cam Engineering Company Profit Sharing Plan and Trust. Hydro-Cam employees began participating in the Plan on January 1, 2002.

       On March 1, 2002 assets amounting to $1,359,826 were merged into the Plan from the Hydro Systems Company Retirement Savings Plan. Hydro Systems employees began participating in the Plan on March 1, 2002.

       On March 1, 2002 assets amounting to $161,371 were merged into the Plan from the Colgate South Salary Savings Plan, which is sponsored by Kurz-Kasch, Inc. Colgate South employees began participating in the Plan on January 1, 2002.

       On March 15, 2002 assets amounting to $11,904,264 were merged into the Plan from the Vectron Laboratories Inc. Profit Sharing Plan and Trust. Vectron International Norwalk employees were already participating in the Plan by making salary deferrals under the Plan's 401(k) feature.

       On May 1, 2002 assets amounting to $3,839,781 were merged into the Plan from the Kurz-Kasch, Inc. Second Amended and Restated Profit-Sharing Plan Effective 1/1/89. Kurz-Kasch employees began participating in the Plan on January 1, 2002.

       On May 15, 2002 assets amounting to $985,490 were merged into the Plan from the CPI Products Inc. Employees 401(k) Profit Sharing Plan. CPI employees began participating in the Plan on May 15, 2002.

                   Dover Corporation Retirement Savings Plan
          Schedule 1 - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2001


(a)              (b)                                     (c)                                                           (d)
            Identity of issuer, borrower         Description of investment, including maturity date, rate of       Fair Value
            Lessor or similar party              interest, collateral par or maturity value
  Common Stock Fund:

*    American Express Trust                      Dover Corporation Common Stock Fund, 4,555,541 shares               183,863,958

  Mutual Funds:

*   American Express Trust                       AXP Stock Fund, 2,443,294 shares                                     46,951,114
*   American Express Trust                       AXP New Dimensions Fund, 3,021,603 shares                            74,299,493
*   American Express Trust                       Templeton Foreign Fund, 780,233 shares                                7,219,393
*   American Express Trust                       Aim Constellation Fund, 1,048,751 shares                             23,194,912
*   American Express Trust                       AXP Mutual Fund Y, 1,604,897 shares                                  15,177,440
*   American Express Trust                       Davis New York Venture Fund, 171,145 shares                           4,374,411
*   American Express Trust                       Neuberger Berman Genesis Trust, 264,457 shares                        7,711,444
*   American Express Trust                       Janus Worldwide, 71,436 shares                                        3,131,130

  Collective Funds:

*   American Express Trust                       Dover Income Fund, 7,934,599 shares                                  83,788,435
*   American Express Trust                       American Express Trust Long-Term Horizon, 465,638 shares             10,639,213
*   American Express Trust                       American Express Trust Medium-Term Horizon, 315,280 shares            6,894,968
*   American Express Trust                       American Express Trust Short-Term Horizon, 283,776 shares             5,134,837
*   American Express Trust                       Equity Index I, 70,511 shares                                         2,383,007
*   American Express Trust                       Emerging Growth II, 103,847 shares                                    1,839,006

  Loans:

*   Plan Participant Loan Fund,                  Interest rate varies from 4.75% to 11.5%                             20,741,201

*Denotes party-in-interest

                                   SIGNATURE


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                           DOVER CORPORATION
                                           RETIREMENT SAVINGS PLAN

Dated:  June 13, 2002                      By:  /s/ Robert G. Kuhbach
                                                -----------------------
                                                Robert G. Kuhbach, Vice
                                                President and Secretary
                                                and Member of the Pension
                                                Committee (Plan Administrator)